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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                       BROOKDALE LIVING COMMUNITIES, INC.
                           (NAME OF SUBJECT COMPANY)

                       BROOKDALE LIVING COMMUNITIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  112462 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                MARK J. SCHULTE
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       BROOKDALE LIVING COMMUNITIES, INC.
                      330 NORTH WABASH AVENUE, SUITE 1400
                            CHICAGO, ILLINOIS 60611
                                 (312) 977-3700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    Copy to:

                              BRIAN T. BLACK, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Brookdale Living Communities, Inc., a Delaware corporation (together with its subsidiaries, where applicable, the "Company"). The address of the principal executive offices of the Company is 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611. The telephone number of the principal executive offices of the Company is (312) 977-3700. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share, of the Company (the "Company Common Stock"). As of July 31, 2000, there were 9,926,549 shares of the Company Common Stock outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Name and Address. The name of the subject company, which is the person filing this Schedule 14D-9, and the address and telephone number of its principal executive offices, are set forth in Item 1 above.

     (b) Tender Offer. This Schedule 14D-9 relates to the tender offer by Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser") owned by Fortress Registered Investment Trust, a Delaware business trust ("Fortress"), and Health Partners, a Bermuda exempted partnership ("Health Partners"), disclosed in a Tender Offer Statement on Schedule TO, dated August 1, 2000 (as amended from time to time, the "Schedule TO"), to purchase all outstanding shares of Company Common Stock not already owned by Fortress or Purchaser (collectively, the "Shares") at a price of $15.25 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) hereto, and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(2) hereto (the Offer to Purchase and the Letter of Transmittal, as the same may be amended from time to time, together constitute the "Offer").

     According to the Schedule TO, the address of the principal executive offices of Purchaser is 1301 Avenue of the Americas, New York, New York 10019.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 26, 2000 (as the same may be amended or supplemented from time to time, the "Merger Agreement"), by and among Fortress, Purchaser, FBZ Acquisition Corp., a Delaware corporation ("Acquisition Sub"), and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the completion of the Offer and the satisfaction or waiver (subject to applicable law) of certain other conditions, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Acquisition Sub will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation. A copy of the Merger Agreement is attached as Exhibit (e)(1) hereto and is incorporated by reference herein.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Fortress or Purchaser or their respective executive officers, directors or affiliates, see "SPECIAL FACTORS -- The Merger Agreement; Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, which is incorporated by reference herein, and the Information Statement which is attached hereto as Annex A and which is attached as Exhibit (a)(5) hereto and which is incorporated by reference herein).

     A summary of the material provisions of the Merger Agreement is included in "SPECIAL FACTORS -- The Merger Agreement" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit (e)(1) hereto and which is incorporated by reference herein.

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     Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Fortress or Purchaser or their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors. At a meeting held on June 30, 2000, the Board of Directors of the Company (the "Company Board"), after receiving the unanimous recommendation of the Committee of Independent Directors of the Company Board, consisting entirely of non-management directors (the "Independent Committee"), approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company's stockholders (other than Fortress, Purchaser and their respective affiliates) (the "Stockholders").

     The Company Board recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger.

     A letter to the Stockholders communicating the Company Board's recommendation is attached as Exhibit (a)(3) hereto and is incorporated herein by reference. A press release announcing the commencement of the Offer is attached as Exhibit (a)(4) hereto and is incorporated by reference herein.

     (b) Background; Reasons for the Recommendation of the Company Board.

     Since its May 1997 initial public offering, the Company has been implementing its growth strategy by acquiring, leasing and developing new facilities and maintaining its strong focus on operations. Although the Company Common Stock enjoyed a trend of increases in its trading price until the third quarter of 1998, by the end of 1998, the Company's management and the Company Board had become concerned that the Company's operating performance was not appropriately reflected in its stock price. Thereafter, the Company's management and the Company Board have from time to time discussed strategies to maximize stockholder value as a regular part of the Company's strategic planning activities. In connection with these discussions, the Company's management considered and analyzed, in varying degrees, the following alternatives: (i) continuing as a publicly-held company and operating in accordance with its existing long-term business plan, (ii) continuing as a publicly-held company, but altering certain aspects of the Company's core business plan or capital structure, (iii) pursuing large, multi-facility acquisitions and (iv) a possible sale of the Company or a material portion of its assets.

     In late January 2000, representatives of The Prime Group, Inc. ("Prime"), including Michael W. Reschke ("Reschke"), Chairman of the Board, Chief Executive Officer and President of Prime and then Chairman of the Board of the Company, met with representatives of Fortress and certain other third parties regarding such parties' possible interest in making an equity investment in Prime. Prime is a privately held Illinois corporation with various direct and indirect real estate development and management holdings which, in February 2000, included an equity interest in the Company that represented, at that time, approximately 38.7% of the outstanding Company Common Stock. In connection with these discussions and negotiations, Fortress and Prime executed a Confidentiality Agreement, dated March 17, 2000, which provided, among other things, for the confidential treatment of their discussions regarding the possibility of Fortress making an equity investment in Prime and the exchange of certain confidential information concerning Prime and its various holdings. In late March 2000, Prime, Fortress and an unrelated third party abandoned their discussions concerning a possible equity investment in Prime by Fortress and the other third party.

     Later on April 6, 2000, the Board received an unsolicited letter (the "April 6 Letter") from Fortress in which Fortress expressed its interest in acquiring all of the outstanding Company Common Stock for a price to be mutually agreed upon after negotiations. As a condition to commencing negotiations, Fortress proposed to enter a "No Sale Agreement" with Prime and Reschke pursuant to which Reschke and Prime would agree not to sell their shares of Company Common Stock (the "Prime Shares") prior to August 31, 2000. Fortress also proposed to commence negotiations with Health Partners pursuant to which Fortress would propose that

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Health Partners join Fortress in acquiring the Company. Fortress also requested that the Company Board waive the applicable provisions of Section 203 of the DGCL to the proposed transaction and waive the applicable standstill provisions of the Stockholders Agreement, dated as of May 14, 1999, among the Company, Prime, certain of Prime's affiliates and Health Partners (the "Health Partners Stockholders Agreement"). Fortress indicated its intention to maintain the confidentiality of the matters set forth in the April 6 Letter and stated that, if such matters were made public, Fortress would have no interest in further pursuing the proposed transaction.

     On April 10, 2000, the Company Board met to discuss the April 6 Letter. The Company Board determined that the April 6 Letter did not represent a formal offer by Fortress to which a response from the Company was required. Notwithstanding the Company Board's determination, Reschke expressed his intention to pursue a possible sale of the Prime Shares to Fortress for $15.00 per share. Due to the substantial premium to the then market price of the Company Common Stock that an offer of $15.00 per share represented, the Company Board determined that the proposed sale of the Prime Shares to Fortress was in the best interests of the Company's stockholders and, in an effort to maintain an orderly trading market in the Company Common Stock, agreed to facilitate the proposed sale subject to the certain conditions. In light of Reschke's position as Chairman of the Board of the Company and Prime's significant equity interest in the Company, the Company Board determined that the Independent Committee should meet to further discuss the April 6 Letter and to take such actions as it deemed necessary or appropriate in response to such letter and to address such other matters regarding transactions involving Prime and/or Fortress as it deemed appropriate. In addition, the Company Board authorized the Independent Committee to retain a financial advisor to assist and advise the Independent Committee. The Company Board also directed the Independent Committee to condition any waiver of the application of Section 203 of the DGCL to the proposed sale of the Prime Shares to Fortress upon the negotiation and execution of a standstill agreement between the Company and Fortress with terms acceptable to the Independent Committee.

     On April 10 or 11, 2000, Reschke telephoned representatives of Fortress to discuss the Company Board's reaction to the April 6 Letter and the possible sale of the Prime Shares to Fortress for $15.00 per share.

     On April 11, 2000, the Independent Committee met by telephone conference to discuss the April 6 Letter. The Independent Committee elected Bruce L. Gewertz as its Chairman, determined that it should retain a financial advisor and engage legal counsel and concurred with the Company Board's determination that the April 6 Letter did not represent a formal offer by Fortress to which a response from the Company was required. As directed by the Company Board, the Independent Committee determined that it would condition any waiver of the application of
Section 203 of the DGCL to the proposed sale of the Prime Shares to Fortress upon the negotiation and execution of a standstill agreement between the Company and Fortress with terms acceptable to the Independent Committee.

     On April 11 or 12, 2000, Reschke had a telephone conference with representatives of Fortress to discuss the possible sale of the Prime Shares to Fortress during which Reschke agreed to sell the Prime Shares to Fortress for $15.00 per share.

     On April 12, 2000, during a telephone conversation among a member of the Independent Committee and representatives of Prime and Fortress, the Independent Committee member indicated that the Company was prepared to approve the sale of the Prime Shares to Fortress, but that it was not prepared at that time to permit Fortress to join with Health Partners or to negotiate the sale of the entire Company. The Independent Committee Member indicated that the execution of a satisfactory standstill agreement was a condition to any waiver of the application of Section 203 of the DGCL to the proposed sale of the Prime Shares.

     Also on April 12, 2000, the Independent Committee received a letter (the "April 12 Letter") from Fortress in which Fortress acknowledged its understanding that the Company Board had appointed the Independent Committee to discuss the terms on which Fortress intended to acquire the Prime Shares and that the Independent Committee intended to waive the application of Section 203 of the DGCL to the proposed acquisition of the Prime Shares provided that the Company and Fortress enter into a standstill agreement with terms acceptable to the Independent Committee. Fortress reiterated its interest in a possible business combination involving the Company and set forth the terms of a proposed standstill agreement between the
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Company and Fortress (the "Standstill Agreement") to be executed simultaneously with the execution of a stock purchase agreement relating to the sale of the Prime Shares to Purchaser (the "Fortress Stock Purchase Agreement"). Fortress indicated its intention to maintain the confidentiality of the matters set forth in the April 12 Letter and stated that, if such matters were made public, Fortress would be disinclined to proceed with the proposed transaction.

     On April 14, 2000, the Independent Committee met by telephone conference to interview two firms to serve as legal counsel to the Independent Committee. After considering the interviews, the Independent Committee engaged Gardner, Carton & Douglas to serve as its legal counsel.

     From April 14, 2000 to April 20, 2000, a member of the Independent Committee, the Company's management, representatives of Fortress and their respective legal counsel negotiated the terms of the Fortress Stock Purchase Agreement and the Standstill Agreement.

     On April 18, 2000, the Independent Committee and a representative of Gardner, Carton & Douglas met by telephone conference to discuss the proposed terms of the Fortress Stock Purchase Agreement and the Standstill Agreement.

     On April 19, 2000, the Independent Committee adopted resolutions by unanimous written consent pursuant to which it waived the application of Section 203 of the DGCL to the proposed sale of the Prime Shares to Fortress provided that Fortress enter into the Standstill Agreement with the Company and authorized the execution by the Company of the Fortress Stock Purchase Agreement and the Standstill Agreement.

     On April 20, 2000, the Company executed the Fortress Stock Purchase Agreement and the Standstill Agreement, and, on April 21, 2000, the Company filed a Current Report on Form 8-K pursuant to which it disclosed the execution of the Fortress Stock Purchase Agreement and the Standstill Agreement.

     On April 25, 2000, a member of the Independent Committee met with representatives of Fortress, at which point the Fortress representatives reiterated Fortress's interest in acquiring all of the remaining outstanding shares of Company Common Stock.

     On May 10, 2000, after prior meetings with and the review of presentations and proposals from four investment banks, including Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), the Independent Committee determined to retain Merrill Lynch to act as its financial advisor in connection with any proposed business combination involving the Company and another party.

     On May 12, 2000, representatives of Merrill Lynch met with the Company's management to present a request for due diligence information and to discuss the background of Fortress's pending purchase of the Prime Shares. Immediately after this meeting, representatives of Merrill Lynch met with a member of the Independent Committee, at which point they agreed that representatives of Merrill Lynch should meet with representatives of Fortress in order to evaluate Fortress's goals regarding a potential tender offer.

     On May 15, 2000, representatives of Merrill Lynch met with representatives of Fortress. The Fortress representatives explained how Fortress came to its decision to purchase an equity interest in the Company and reiterated Fortress's desire to acquire all of the remaining outstanding shares of Company Common Stock. The Fortress representatives questioned how long such a process would take. The Merrill Lynch representatives responded that they would work with the Independent Committee to try to accomplish this goal within several weeks.

     On May 17, 2000, representatives of Merrill Lynch met with a representative of Health Partners to discuss Health Partner's objectives as the holder of the $100,000,000 5 1/2%, Convertible Subordinated Note due 2009 issued by the Company, which is convertible into 5,479,452 shares of Company Common Stock (the "Convertible Note"), in the context of a potential tender offer by Fortress.

     On May 18, 2000, Purchaser purchased the Prime Shares, representing 4,004,350 shares, or approximately 40.3%, of the outstanding Company Common Stock, at $15.00 per share pursuant to the Fortress Stock Purchase Agreement. In connection with and pursuant to the terms of the purchase, Reschke resigned from

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the Company Board and from his executive office of the Company, and Wesley R.
Edens, Chief Executive Officer of Fortress, and William B. Doniger, a member of the Operating Committee of Fortress, were appointed to the Company Board.

     On May 19, 2000, representatives of Merrill Lynch met with the Independent Committee to present an outline of the operational, financial and public market performance of the companies in the assisted living industry.

     On May 23, 2000, representatives of Merrill Lynch met with the Company's management to review the Company's operations, business strategy and marketing positioning, as well as to specifically discuss the Company's facility portfolio.

     On June 1, 2000, the Independent Committee received a letter from Purchaser in which Purchaser reiterated its intention to acquire all of the remaining outstanding shares of Company Common Stock for $15.00 per share. Purchaser expressed its desire to proceed immediately with the proposed transaction and attached an initial draft of an agreement and plan of merger for the transaction (the "Merger Agreement"). Purchaser indicated that it would like to offer Health Partners the opportunity to own an equity interest in the Company following the proposed acquisition and requested that the Independent Committee waive the application of the Standstill Agreement so that Purchaser could initiate formal discussions with Health Partners regarding the specific terms of its investment.

     On June 5, 2000, representatives of Merrill Lynch met with the Independent Committee to present Merrill Lynch's preliminary valuation conclusions and recommendations regarding further Purchaser negotiations with Purchaser.

     Pursuant to an engagement letter, dated June 7, 2000 (the "Engagement Letter"), the Independent Committee formalized its engagement of Merrill Lynch as its financial advisor.

     On June 7, 2000, the Independent Committee adopted resolutions by unanimous written consent pursuant to which it consented to formal discussions between Purchaser and Health Partners regarding the specific terms of Health Partners' possible investment in the Company following the consummation of Purchaser's proposed acquisition.

     On June 19, 2000, the Independent Committee received a letter (the "June 19 Letter") from Purchaser indicating that Purchaser and Health Partners had reached a formal agreement regarding the specific terms of Health Partners' investment in the Company following or contemporaneously with the consummation of Purchaser's proposed acquisition of Company Common Stock pursuant to the proposed tender offer. Health Partners agreed to contribute to Purchaser the Convertible Note. Purchaser reiterated its original offer to purchase the remaining outstanding shares of Company Common Stock for $15.00 per share. Later that day, the Independent Committee and representatives of Merrill Lynch met by telephone conference to discuss the June 19 Letter. The Merrill Lynch representatives suggested that the offer be increased to $16.00 per share. The Independent Committee authorized a representative of Merrill Lynch to make such a request on behalf of the Independent Committee.

     On June 20, 2000, a representative of Merrill Lynch called representatives of Fortress and Health Partners and stated that the offer of $15.00 per share was insufficient and conveyed the Independent Committee's request that the offer be increased to $16.00 per share. Later that day, the Independent Committee received a letter from Purchaser indicating that it was unable to increase its offer above $15.00 per share. Purchaser did, however, propose two modifications to the Merger Agreement: (i) in lieu of the typical break-up fee of 3% to 5% of the total equity capitalization of the Company, it proposed a cost reimbursement arrangement of $750,000; and (ii) deletion from the Merger Agreement of the "no shop" provisions.

     On June 22, 2000, a Merrill Lynch representative and a Fortress representative held a meeting during which the Fortress representative agreed to increase the offer to $15.25 per share.

     Between June 22, 2000 and July 26, 2000, a member of the Independent Committee, the Company's management, representatives of Purchaser and their respective outside legal counsel negotiated the Merger Agreement.
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     On June 30, 2000, the Company Board held a special meeting to discuss the proposed transaction with Purchaser and the status of the Merger Agreement. A representative of the Company's outside legal counsel summarized the status of the Merger Agreement and certain outstanding issues with respect to the Merger Agreement. At this point, the meeting was adjourned so that the Independent Committee could meet. Representatives of Merrill Lynch made a detailed financial presentation to the Independent Committee and orally delivered its opinion (which opinion was confirmed by delivery of a written opinion dated July 26, 2000, the date that the Merger Agreement was signed) to the effect that, as of that date and based upon and subject to the matters described therein, the consideration to be received by the Stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such Stockholders. Following Merrill Lynch's presentation, the Independent Committee unanimously voted to recommend to the Company Board that the Merger Agreement and the transactions contemplated thereby be approved, subject to certain conditions. After the meeting of the Independent Committee adjourned, the Company Board reconvened and voted (with Messrs. Edens, Doniger, Warren and Tabak abstaining) to approve the Merger Agreement and the transactions contemplated thereby.

     Between June 30 and July 26, 2000, the Company negotiated with an affiliate of Senior Housing Properties Trust from which affiliates of the Company lease four properties pursuant to a master lease agreement that provides, in part, that the change of control that would occur as a result of the completion of the transactions contemplated by the Merger Agreement would constitute an event of default thereunder. On July 26, 2000, the Company signed a definitive agreement to purchase the four facilities that are subject to such master lease for $123,000,000 (the "SHPT Purchase Agreement"). The facilities to be purchased are The Hallmark, located in Chicago, Illinois, The Springs of East Mesa, located in Mesa, Arizona, The Gables at Brighton, located in Brighton, New York, and Park Place, located in Spokane, Washington, and in the aggregate contain 837 units. In accordance with the SHPT Purchase Agreement, the Company made a $12,300,000 earnest money escrow deposit, creditable against the purchase price, and the purchase must be completed by October 31, 2000.

     On July 26, 2000, the Company received a written agreement from affiliates of Banc One to cancel warrants to purchase Company Common Stock, which cancellation is a condition to the consummation of the Merger.

     On July 26, 2000, the legal representatives of the Company and Purchaser finalized the Merger Agreement. Later that day, the Company, Fortress, Purchaser and Acquisition Sub executed and delivered the Merger Agreement and issued a joint press release announcing the transaction.

     On August 1, 2000, Purchaser commenced the Offer.

REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD

     Independent Committee. In evaluating the Merger Agreement, the Offer and the Merger, the Independent Committee relied upon its knowledge of the business, financial condition and prospects of the Company as well as the advice of its financial and legal advisors. In determining that the Independent Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Company Board, the Independent Committee considered a number of factors, including the following:

          (1) Financial and Business Projections. The Independent Committee considered the information with regard to the financial condition, results of operations, competitive position, business and prospects of the Company (as reflected in the Company's projections), current economic and market conditions (including current conditions in the industry in which the Company is engaged) and the estimated break-up value of the Company.

          (2) Market Price and Premium. The Independent Committee considered the historical market prices and recent trading activity of the Company Common Stock with a particular emphasis on the relationship between the $15.25 per Share amount and the trading history of the Company Common Stock. In particular, the Independent Committee noted that the $15.25 per Share amount represents a

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     premium of approximately 41.9% over the $10.75 per Share closing price on the Nasdaq National Market on April 19, 2000, the last trading day before the Company announced the sale of the Prime Shares.

          (3) Alternatives to the Merger. The Independent Committee considered the possible alternatives to the Offer and the Merger, including continuing to operate the Company as a publicly-held entity and the risks associated therewith. The Independent Committee discussed the significant capital requirements of acquiring, leasing and developing new facilities and the effect of such costs on the Company's financial condition and stock price.

          (4) Arm's-Length Negotiations. The Independent Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arms-length negotiations between Purchaser and the Independent Committee (and their respective advisors), none of whose members were employed by or affiliated with the Company (except in their capacities as directors) or would have any equity interest in the Company following the Merger.

          (5) Offer Price and Merger Consideration. The Independent Committee concluded, based on its negotiations with Purchaser, that the Offer Price represented the highest price that Purchaser would be willing to pay to acquire the Shares. This determination was the result of the Independent Committee's participation in the negotiations with Purchaser, as well as the advice of its advisors, in an attempt to obtain the highest possible price.

          (6) Fairness Opinion. The Independent Committee considered the financial presentation of Merrill Lynch and Merrill Lynch's oral opinion delivered at the June 30, 2000 meeting of the Independent Committee (subsequently confirmed by delivery of a written opinion dated July 26, 2000, the date that the Merger Agreement was signed) that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the per Share amount was fair, from a financial point of view, to the Stockholders. A COPY OF MERRILL LYNCH'S WRITTEN OPINION SETTING FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH IS ATTACHED AS ANNEX B TO THIS SCHEDULE 14D-9 AND IS INCORPORATED BY REFERENCE HEREIN. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF MERRILL LYNCH CAREFULLY AND IN ITS ENTIRETY (SEE "ANNEX B -- OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED").

          (7) Transaction Structure. The Independent Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the Shares, thereby enabling the public stockholders of the Company the opportunity to obtain cash for all of their Shares at the earliest possible time and the fact that the per Share consideration to be paid in the Offer and the Merger is the same.

          (8) Recent Discussions Regarding a Sale of the Company. The Independent Committee considered the discussions that the Company has had with potential financial and other strategic acquirors regarding a possible sale of the Company. The Independent Committee noted the recent efforts of management of the Company to find a potential purchaser who would be interested in a transaction that would result in a premium to the stockholders similar to that offered by the proposed transaction.

          (9) Ability to Consider Alternative Transactions. The Independent Committee considered the terms of the Merger Agreement, including (A) the absence of standard "no-shop" provisions, (B) the ability of the Company Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in order to permit the Company to enter into an alternative transaction with a third party and (C) a cost reimbursement arrangement of $750,000 in lieu of a typical break-up fee.

          (10) Historical and Projected Financial Performance and Related Risk and Uncertainties. The Independent Committee considered the various financial projections prepared by the Company's management. The Independent Committee noted that $15.25 per Share was above analysts' expected stock price for the Company for the next twelve months.

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          (11) Possible Decline in Market Price of Company Common Stock. The
     Independent Committee considered that if a merger transaction with Purchaser were not negotiated and the Company remained as a publicly-held corporation, it is possible that, because of a decline in the market price of the Company Common Stock or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the $15.25 per Share price to be received by the Stockholders in connection with Offer and the Merger.

     Company Board. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the Company Board independently considered each of the factors enumerated above and considered and relied upon the conclusions and unanimous recommendation of the Independent Committee that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Independent Committee, as well as the Company Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

     In light of the number and variety of factors that the Independent Committee and the Company Board considered in connection with their evaluation of the Offer and the Merger, neither the Independent Committee nor the Company Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Independent Committee nor the Company Board did so. In addition, individual members of the Independent Committee and the Company Board may have given different weights to different factors. Rather, the Independent Committee and the Company Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by them.

     THE COMPANY BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE INDEPENDENT COMMITTEE, (1) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, (2) HAS DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND (3) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

OPINION OF MERRILL LYNCH

     Merrill Lynch was engaged by the Company to render a fairness opinion to assist the Independent Committee in evaluating the consideration to be received by the Stockholders pursuant to the Offer.

     On July 26, 2000, Merrill Lynch delivered its written opinion to the Company Board stating that, as of July 26, 2000, and based upon the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the Stockholders pursuant to the Offer is fair from a financial point of view to such Stockholders.

     THE FULL TEXT OF THE OPINION, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B AND IS INCORPORATED BY REFERENCE HEREIN. THE DESCRIPTION OF THE OPINION BELOW SETS FORTH THE MATERIAL TERMS OF THE OPINION. STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. IN THE COMPANY'S OPINION, NO EVENTS OR SIGNIFICANT CHANGES IN INFORMATION HAVE OCCURRED THAT WOULD ALTER THE OPINION OF MERRILL LYNCH. HOWEVER, IF SUCH AN EVENT OR CHANGE DOES OCCUR, INCLUDING, WITHOUT LIMITATION, AN AMENDMENT TO THE MERGER AGREEMENT WHICH MATERIALLY AFFECTS THE FINANCIAL TERMS, THE COMPANY MAY REQUEST A REVISED OPINION.

     The opinion is addressed to the Independent Committee and the Company Board and addresses only the fairness, from a financial point of view, of the consideration to be received by the Stockholders pursuant to the Offer. The opinion does not address the merits of the Company's underlying decision to engage in the Offer and/or Merger. The opinion does not constitute, nor should it be construed as, a recommendation to any stockholder as to how he or she should vote at a stockholders' meeting, if any. The consideration to be received by the Stockholders was determined on the basis of negotiations between the Independent Committee and Purchaser and was approved by the Independent Committee.

     In connection with the preparation of the opinion, Merrill Lynch, among other things:

     - reviewed publicly available business and financial information relating to the Company and Fortress which it deemed to be relevant;

     - reviewed information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to it by the Company;

     - conducted discussions with members of senior management and representatives of the Company concerning the matters described in the two clauses immediately above, as well as the Company's business and prospects before and after giving effect to the Offer and Merger;

     - reviewed the market prices and valuation multiples for the Company Common Stock and compared them with those of some publicly traded companies that it deemed to be relevant;

     - reviewed the historical and projected results of operations of the Company;

     - compared the proposed financial terms of the Offer and Merger with the financial terms of some other transactions which it deemed to be relevant;

     - reviewed the Merger Agreement; and

     - reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

     In preparing the opinion, Merrill Lynch has assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and has further relied on the assurances of the Company's management that they are not aware of any facts that would make such information inaccurate or misleading. Merrill Lynch has not been authorized by the Company or the Company Board to solicit, nor has Merrill Lynch solicited third-party indications of interest for the acquisition of the Company. Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent appraisal of any of the assets or liabilities of the Company. In addition, Merrill Lynch has not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. Merrill Lynch expresses no opinion as to such financial forecast information or the assumptions on which they were based.

     The opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to Merrill Lynch as of, the date of the opinion. Merrill Lynch has assumed that the representations and warranties of each party to the Merger Agreement and all related documents or instruments contained therein are true and correct, that each party to such documents will perform all covenants and agreements required to be performed by such party under the documents and that all conditions to the consummation of the Offer and Merger will be satisfied without waiver thereof. Merrill Lynch has also assumed that all governmental, regulatory or other consents and approvals (contractual or otherwise), if any, will be obtained and that in the course of obtaining any such consents or approvals, no restrictions will be imposed or amendments or modifications made that would have a material adverse effect on the contemplated benefits of the Offer and Merger to the Company.

     At the meeting of the Independent Committee held on June 30, 2000, Merrill Lynch presented some financial analyses accompanied by written materials in connection with the delivery of the opinion. The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at the opinion.

VALUATION OF THE COMPANY

     Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information and estimates of future financial results published by Wall Street equity research and taken from Merrill Lynch Equity Research, Merrill Lynch compared certain financial and operating information and ratios for the Company with the corresponding financial and operating information for a group of publicly traded companies engaged primarily in the assisted living industry which Merrill Lynch deemed to be reasonably comparable to the Company. For the purpose of its analyses, the following companies were used as comparable companies to the Company: Alterra Healthcare Corporation, American Retirement Corporation, ARV Assisted Living, Inc., Capital Senior Living Corporation, Emeritus Corporation, and Sunrise Assisted Living, Inc. (collectively, the "Comparable Companies").

     Merrill Lynch's calculations resulted in the following relevant ranges for the Comparable Companies and for the Company as of June 27, 2000: a range of market value as a multiple of estimated 2001 price to earnings of 7.6x to 25.4x, with a mean of 16.6x (as compared to the Company at 8.4x); a range of market value as a multiple of estimated 2000 EBITDAR of 5.0x to 14.1x, with a mean of 11.3x (as compared to the Company at 11.0x); a range of market value as a multiple of estimated 2000 adjusted EBITDAR of 6.2x to 16.1x, with a mean of 13.0x (as compared to the Company at 12.7x); and a range of market value as a multiple of estimated 2000 EBITDA of 5.0x to 20.6x, with a mean of 13.9x (as compared to the Company at 11.9x ). Based upon the Comparable Companies, Merrill Lynch determined that an appropriate range of valuation for the Company was $11.00 per share to $18.00 per share.

     None of the Comparable Companies is, of course, identical to the Company. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies, and other factors that could affect the public trading volume of the Comparable Companies, as well as that of the Company. In addition, the multiples of market value to estimated 2000 and 2001 price to earnings, EBITDAR, adjusted EBITDAR and EBITDA multiples for the Comparable Companies are based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not prove to be accurate.

     Comparable Transactions Analysis. Merrill Lynch compared some financial ratios of the Offer with those of other selected offers involving the assisted living industry which Merrill Lynch deemed to be relevant. These transactions were Capital Senior Living's proposed offer for ILM Senior Living, Alterra Healthcare's proposed offer for HCR Manor Care, Sunrise Assisted Living's proposed offer for Karrington Health, Kapson Senior Quarters' proposed offer for Atria Communities, Prometheus Assisted Living's proposed offer for Kapson Senior Quarters, Alternative Living Services' proposed offer for Sterling House and Whitehall Street Real Estate's proposed offer for Integrated Living Communities.

     Using publicly available information and estimates of financial results as published by Wall Street equity research (except for ILM Senior Living, which is based on projections used by Cohen & Steers Capital Advisors), Merrill Lynch calculated the premium of the implied offer value per share relative to the acquired company's stock price on the day before announcement of the respective transaction and the implied offer value per share for the acquired company, as of the day before the announcement of the respective transaction, as a multiple of the estimated EBITDAR and EBITDA per share for such company for the current year, if the deal was announced in the first half of the year, or for the next year, if the deal was announced in the second half of the year. This analysis yielded a range of premiums/ (discounts) of (0.9%) to 43.4% with a mean of 20.5%; a range of transaction forward EBITDAR multiples of 9.4x to 17.6x with a mean of 11.9x; and forward EBITDA multiples of 11.1x to 16.2x with a mean of 13.5x. These calculations indicated a per share valuation range for the Company of $13.00 to $17.00.

     Discounted Cash Flow Analysis. Merrill Lynch performed discounted cash flow analyses (i.e., analyses of the present value of the projected levered cash flows for the periods using the discount rates indicated) of the Company based upon projections provided by the Company's management of its stabilized assets for the years 2000 through 2004, inclusive, using discount rates reflecting an equity cost of capital ranging from 12.0% to 14.0% and terminal value multiples of calendar year 2004 ranging from 10.0x to 11.0x; and based upon projections provided by the Company's management of its development assets for the years 2000 through 2004, inclusive, using discount rates reflecting an equity cost of capital of 25.0% for the pre-stabilization period and 15.0% for the post-stabilization period and terminal value multiples for each development asset based on Merrill Lynch's judgment and expertise of calendar year 2004. These calculations indicated a per share valuation range for the Company of $12.75 to $18.50.

     Net Asset Valuation Analysis. Merrill Lynch performed a net asset valuation for the Company based upon an asset-by-asset real estate valuation of the Company's properties, an estimation of the current values for the Company's other assets and liabilities, and an estimation of the Company's debt balances as of March 31, 2000. The real estate valuation utilized property specific projections prepared by the Company's management for the calendar year 2000. For the operating portfolio of the Company, the valuation utilized the direct capitalization method on 2000 property net operating income and a range of capitalization rates of 8.50% to 11.25%. For the development assets Merrill Lynch utilized three distinct approaches (1) cost of development plus 10%, (2) cost of development plus 20%, and (3) the valuation of the development assets determined by the discounted cash flow analysis described above. These calculations indicated a per share net asset valuation range for the Company of $9.00 to $15.50.

     Premiums Paid Analysis. Merrill Lynch performed a premiums paid analysis for the Company based upon the review and analysis of the range of premiums paid in minority squeeze-out transactions between $100.0 million and $2.0 billion in enterprise value for the period between May 1, 1997 through June 21, 2000. The range of premiums paid to the target company's stock price one month prior to announcement of the sale of the Prime Shares to Purchaser (the "Prime Shares Sale") and one day prior to announcement of the Prime Shares Sale were (17.9%) to 176.2% with a mean of 34.4%, and 2.5% to 132.0% with a mean of 30.1%, respectively. Based on the foregoing, Merrill Lynch noted that the premium to be paid in the Offer one month prior to announcement of the Prime Shares Sale of 19.6% was below the mean of the premiums paid in such minority squeeze-out transactions, and the premium paid in the Offer one day prior to announcement of the Prime Shares Sale of 41.9% was higher than the mean premium paid in such minority squeeze-out transactions.

     Financial Sponsor Internal Rate of Return Analysis. Merrill Lynch performed a financial sponsor internal rate of return valuation for the Company based upon various per share acquisition prices and under the same margin and operating scenarios as were used in estimating an equity value range for the Company. The investment return calculations assumed the Convertible Note was converted to equity. Based upon projections provided by the Company's management, a proposed purchase price of $15.25 per share was calculated to yield an investment return to the financial sponsor of approximately 25.0%. Merrill Lynch deemed that such a return was reasonable.

     (c) Intent to Tender: To the best knowledge of the Company after reasonable inquiry, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons, subject to and consistent with any fiduciary obligations of such persons.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Pursuant to the terms of the Engagement Letter, the Company engaged Merrill Lynch to act as financial advisor to the Independent Committee in connection with various possible transactions, including transactions contemplated by the Merger Agreement (a "Business Combination"). As part of its role as financial advisor, Merrill Lynch delivered a fairness opinion to the Independent Committee and the Company Board on July 26, 2000, the day the Merger Agreement was signed.

     Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Merrill Lynch (1) a fee of $250,000, payable in cash upon the signing of the Engagement Letter, and (2) an additional fee of (a) $1,000,000 contingent upon and payable in cash upon the earlier of (i) the rendering of a fairness opinion or (ii) in the event that Merrill Lynch informs the Independent Committee that it is prepared to render a fairness opinion with respect to a proposed transaction, the date that the Independent Committee informs Merrill Lynch that it will not request that the opinion be rendered or (b) $500,000 contingent upon and payable in cash in the event the Company has received a proposal of a Business Combination but the conditions for payment under clause (a) above have not been met, the date that is the earlier of (i) May 12, 2001 or (ii) the earlier termination of Merrill Lynch's engagement hereunder by the Independent Committee. In addition, in connection with the consummation of a Business Combination (including Purchaser's acquisition of the Company pursuant to the Merger Agreement) that occurs or with respect to which the Company enters into an agreement, in each case during Merrill Lynch's engagement pursuant to the Engagement Letter or within 12 months after the termination of such engagement, the Company has agreed to pay a fee in an amount equal to $1,000,000 payable in cash upon the completion of such Business Combination, or, in the case of a tender offer, upon the first purchase of shares pursuant to such tender offer.

     The aggregate fee payable by the Company to Merrill Lynch if the Offer and the Merger are completed will equal approximately $2,250,000.

     The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its attorneys, and to indemnify Merrill Lynch and related parties against certain liabilities arising out of or in connection with or as a result of Merrill Lynch's engagement as financial advisor to the Independent Committee, including liabilities under the federal securities laws.

     Neither the Company nor any person acting on its behalf has employed or retained or will compensate any other person to make solicitations or recommendations to the Stockholders on behalf of the Company with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     During the past 60 days, no transactions in shares of Company Common Stock have been effected by the Company or its subsidiaries or, to the Company's knowledge, by any of its executive officers, directors or affiliates.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as indicated in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (b) Except as indicated in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (c) Except as indicated in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in this Item 7.

     SHPT Purchase Agreement. Between June 30 and July 26, 2000, the Company negotiated with an affiliate of Senior Housing Properties Trust from which affiliates of the Company lease four properties pursuant to a master lease agreement that provides, in part, that the change of control that would occur as a result of the completion of the transactions contemplated by the Merger Agreement would constitute an event of default thereunder. On July 26, 2000, the Company signed the SHPT Purchase Agreement to purchase the four facilities that are subject to such master lease for $123,000,000 (the "SHPT Purchase Agreement"). The facilities to be purchased are The Hallmark, located in Chicago, Illinois, The Springs of East Mesa, located in Mesa, Arizona, The Gables at Brighton, located in Brighton, New York, and Park Place, located in Spokane, Washington, and in the aggregate contain 837 units. In accordance with the SHPT Purchase Agreement, the Company was required to make a $12,300,000 earnest money escrow deposit, creditable against the purchase price, and the purchase must be completed by October 31, 2000.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Section 14(f) Information Statement

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders, and such information is incorporated by reference herein.

  (b) Additional Information Contained in the Exhibits

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9. EXHIBITS.

     The following exhibits are filed herewith:

      EXHIBIT NO.                                DESCRIPTION
      -----------                                -----------
         (a)(1)          -- Offer to Purchase, dated August 1, 2000.(1)(2)
         (a)(2)          -- Letter of Transmittal.(1)(2)
         (a)(3)          -- Form of Letter to Stockholders, dated August 1, 2000.(2)
         (a)(4)          -- Press Release, dated July 26, 2000 (incorporated by
                            reference to Exhibit 99.1 to the Company's Current Report
                            on Form 8-K filed with the Securities and Exchange
                            Commission (the "SEC") on July 28, 2000).
         (a)(5)          -- Information Statement pursuant to Section 14(f) of the
                            Securities Exchange Act of 1934, as amended, and Rule
                            14f-1 thereunder.(3)
         (e)(1)          -- Agreement and Plan of Merger, dated as of July 26, 2000, by and among Fortress, Purchaser, Acquisition Sub and the
                            Company (incorporated by reference to Exhibit 2.1 to the
                            Company's Current Report on Form 8-K filed with the SEC
                            on July 28, 2000).
         (e)(2)          -- Opinion of Merrill Lynch, Pierce, Fenner & Smith
                            Incorporated to the Independent Committee and the Company
                            Board, dated July 26, 2000.(4)
            (g)          -- Not applicable.

---------------

(1) Filed as an exhibit to the Tender Offer Statement on Schedule TO, dated August 1, 2000, of Purchaser and incorporated by reference.

(2) Included in copy mailed to stockholders.

(3) Filed herewith as Annex A to this Schedule 14D-9.

(4) Filed herewith as Annex B to this Schedule 14D-9.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BROOKDALE LIVING COMMUNITIES, INC.

                                            By:    /s/ ROBERT J. RUDNIK
                                              ----------------------------------
                                            Name: Robert J. Rudnik
                                            Title:  Executive Vice President,
                                                    General Counsel
                                                and Secretary

Date: August 1, 2000

                                                                         ANNEX A

                       BROOKDALE LIVING COMMUNITIES, INC.
                      330 NORTH WABASH AVENUE, SUITE 1400
                            CHICAGO, ILLINOIS 60611

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

                             ---------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
  WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.
                             ---------------------

     This Information Statement is being mailed on or about August 1, 2000, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of the Company to the holders of record of Shares. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Company Board. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     On July 26, 2000, Fortress, Purchaser, Acquisition Sub and the Company entered into the Merger Agreement. Purchaser has agreed to commence the Offer to purchase for cash any and all of the Shares, at a price of $15.25 per Share, net to the seller in cash, without interest, less any amounts required by law to be withheld and paid to governmental entities, upon the terms and subject to the conditions of the Merger Agreement. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, September 5, 2000, unless the Offer is extended.

     The Merger Agreement requires the Company to cause the directors designated by Purchaser to be elected to the Company Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in this Information Statement (including information incorporated by reference) concerning Purchaser and the Purchaser Designees has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

     The shares of Company Common Stock are the only class of voting securities of the Company outstanding. As of July 31, 2000, there were 9,926,549 shares of Company Common Stock outstanding. The Company Board currently consists of nine members and is divided into three classes serving staggered three-year terms. Each share of Company Common Stock is entitled to one vote. The officers of the Company serve at the discretion of the Company Board.

PURCHASER DESIGNEES

     Promptly upon the purchase of and payment for Shares by Purchaser pursuant to the Offer which, when taken together with the shares of Company Common Stock otherwise owned by Purchaser, represent at least a majority of the outstanding shares of Company Common Stock, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Company Common Stock beneficially owned by Purchaser bears to the total number of shares of Company Common Stock then outstanding minus four (4) (to give effect to the four seats on the Company Board presently occupied by Wesley R. Edens, William B. Doniger, Paul H. Warren and Mark H. Tabak, each of whom is an affiliate of Purchaser). The Company shall, upon request of Purchaser, use its reasonable best efforts promptly either to increase the size of the Company Board (which, pursuant to the Company's Restated Certificate of Incorporation, has a maximum number of 11 directors) or, at the Company's election, secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Purchaser's designees to be so elected to the Company Board, and shall use its reasonable best efforts to cause Purchaser's designees to be so elected.

     The Company's obligation to appoint Purchaser's designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, as Section 14(f) and Rule 14f-1 require, in order to fulfill its obligations under the Merger Agreement. Purchaser has supplied to the Company in writing information with respect to itself and its designees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     In the event that Purchaser's designees are elected to the Company Board prior to the effective time of the Merger (the "Effective Time") and notwithstanding anything in the Merger Agreement to the contrary, until the Effective Time, the Company shall retain as members of the Company Board at least three (3) directors who are directors of the Company on the date hereof (the "Company Designees"); provided that, in such event, if the number of Company Designees shall be reduced below three (3) for any reason whatsoever, any remaining Company Designees (or Company Designee, if there be only one remaining) shall be entitled to =designate persons to fill such vacancies who shall be deemed to be Company Designees for purposes of the Merger Agreement or, if no Company Designee then remains, the other directors shall designate three
(3) persons to fill such vacancies who shall not be stockholders, affiliates or associates of Fortress or Purchaser, and such persons shall be deemed to be Company Designees for purposes of the Merger Agreement.

     Notwithstanding anything in the Merger Agreement to the contrary, in the event that Purchaser's designees are elected to the Company Board prior to the Effective Time, the affirmative vote of a majority of the Company Designees shall be required for the Company to (i) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement,
(ii) exercise or waive any of the Company's rights, benefits or remedies thereunder, (iii) extend the time for performance of Fortress and Purchaser's respective obligations thereunder or (iv) take any other action by the Company Board under or in connection with the Merger Agreement other than the actions provided for in the Merger Agreement which shall not require the approval of the Company Designees. The initial Company Designees shall be Wayne D. Boberg, Dr. Bruce L. Gewertz and Darryl W. Hartley-Leonard.

     Purchaser has informed the Company that it will choose the Purchaser designees from the persons listed below. Purchaser has informed the Company that each of the Purchaser designees has consented to act as a director, if so designated. The business address of each designee, unless otherwise indicated, is c/o Fortress

Investment Group, LLC, 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019. Biographical information concerning each of the Purchaser designees is presented below.

                                                   POSITION WITH PURCHASER OR
NAME AND ADDRESS              AGE             AFFILIATE; 5-YEAR EMPLOYMENT HISTORY
----------------              ---             ------------------------------------
WESLEY R. EDENS.............  38    Mr. Edens has served as Chairman of Purchaser and a
                                    member of the Operating Committee and Chief Executive
                                    Officer and a director of Acquisition Sub since July,
                                    2000. Mr. Edens has also served as Chief Executive
                                    Officer of Fortress since December 1, 1999; Chief
                                    Executive Officer and Chairman of Fortress Investment
                                    Group LLC (the "Manager") since April 1998 and Fortress
                                    Investment Corp. ("Fortress Investment") since June
                                    1998; and Chairman of the Board of Directors of Fortress
                                    since June 1998. He co-founded the Manager in April 1998
                                    with Mr. Robert I. Kauffman, Mr. Randal, A. Nardone, and
                                    Mr. Erik P. Nygaard, having previously been head of the
                                    Global Principle Finance Group ("GPF") of UBS
                                    Securities, LLC ("UBS"), as well as a Managing Director
                                    of UBS. Prior to joining GPF in 1997, he was a partner
                                    and Managing Director of BlackRock Financial Management,
                                    Inc. ("BFM") and the Chief Operating Officer of
                                    BlackRock Asset Investors ("BAI"). In addition, Mr.
                                    Edens has been a director of the Company since May 2000.
PAUL H. WARREN..............  44    Mr. Warren has served as President of Purchaser and a
54 THOMPSON STREET                  member of the Operating Committee and President of
NEW YORK, NY 10012                  Acquisition Sub since July, 2000. Mr. Warren co-founded
                                    Capital Z Partners in 1998. From 1994 to 1998, he was a
                                    partner in Insurance Partners, L.P. He serves as a
                                    director of Healthextras, LLC, Corporate Health
                                    Dimensions, Provincia Salud, Provincia A.R.T., Digital
                                    Insurance and United Payors & United Providers, Inc. Mr.
                                    Warren has also been a director of the Company since May
                                    1999.
RANDAL A. NARDONE...........  45    Mr. Nardone has served as Secretary of Purchaser and
                                    member of the Operating Committee and Secretary and a
                                    director of Acquisition Sub since July, 2000. Mr.
                                    Nardone has also served as the Chief Operating Officer
                                    and Secretary of Fortress since December 1, 1999; Chief
                                    Operating Officer and Secretary of the Manager since
                                    [April 1998] and Fortress Investment Group LLC since
                                    [June 1998]. He was previously the head of the
                                    structured finance and contract finance departments of
                                    GPF as well as a Managing Director of UBS. Prior to
                                    joining UBS in 1997, he was a principal of BFM and
                                    Managing Director of BAI. Prior to joining BlackRock, he
                                    was a partner and a member of the executive committee at
                                    the law firm of Thacher Proffitt & Wood.
WILLIAM B. DONIGER..........  34    Mr. Doniger has served as Vice President of Purchaser
                                    and member of the Operating Committee and Vice President
                                    and a director of Acquisition Sub since July 2000 and
                                    director of the Company since May 2000. Mr. Doniger has
                                    also been a Managing Director of the Manager since 1998.
                                    He worked for BCF from January 1996 through December
                                    1997 and prior to that he worked in the structured
                                    finance group at Thacher Proffitt & Wood.

                                                   POSITION WITH PURCHASER OR
NAME AND ADDRESS              AGE             AFFILIATE; 5-YEAR EMPLOYMENT HISTORY
----------------              ---             ------------------------------------
GREGORY F. HUGHES...........  37    Mr. Hughes has served as Chief Financial Officer of
                                    Purchaser and Vice President of Acquisition Sub since
                                    July 2000. He has served as Chief Financial Officer of
                                    the Manager since August 1999. He served as Chief
                                    Financial Officer for Wellsford Real Properties, Inc., a
                                    real estate merchant banking firm which acquires,
                                    finances, develops and operates real properties and
                                    organized and invests in private and public real estate
                                    companies, from 1997 to 1999; prior to assuming that
                                    position, Mr. Hughes was the Chief Financial Officer for
                                    Wellsford Residential Property Trust, a real estate
                                    investment trust.

     Except as maybe disclosed herein or in the Schedule 14D-9, Purchaser has advised the Company that all of the Purchaser designees are citizens of the United States. Purchaser has also advised the Company that none of the Purchaser designees (i) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the SEC.

COMPANY BOARD AND EXECUTIVE OFFICERS

     Biographical information concerning the Company's current directors and executive officers, as of July 31, 2000, is as follows:

NAME                                    AGE                  POSITION
----                                    ---                  --------
Mark J. Schulte.......................  46    Chairman of the Board, President and
                                              Chief Executive Officer, Director
Robert J. Rudnik......................  46    Executive Vice President, General
                                              Counsel and Secretary, Director
Wayne D. Boberg.......................  47    Director
William B. Doniger....................  34    Director
Wesley R. Edens.......................  38    Director
Bruce L. Gewertz......................  50    Director
Darryl Hartley-Leonard................  55    Director
Mark H. Tabak.........................  50    Director
Paul H. Warren........................  44    Director
R. Stanley Young......................  48    Executive Vice President, Chief
                                              Financial Officer and Treasurer
David J. Schaus.......................  45    Senior Vice President -- Sales and
                                                Marketing
Stephan T. Beck.......................  44    Senior Vice President -- Operations
Matthew F. Whitlock...................  36    Vice President -- Acquisitions
Sheryl A. Wolf........................  37    Vice President -- Controller
Katherine P. Erickson.................  39    Vice President -- Marketing Services
John H. Mertz, Jr. ...................  42    Vice President -- Project Finance
Paul N. Nigro.........................  30    Vice President -- Information
                                              Technology

     Mark J. Schulte. Mark J. Schulte has served as Chairman of the Board of the Company since June 2000 and as President and Chief Executive Officer and a director of the Company since May 1997. From January

1991 to May 1997, Mr. Schulte was employed by Prime in its Senior Housing Division, most recently serving as Executive Vice President, with primary responsibility for overseeing all aspects of Prime's Senior Housing Division. Prior to joining Prime, Mr. Schulte had 13 years of experience in the development and operation of multi-family housing, senior housing, senior and assisted living and health care facilities. Mr. Schulte is licensed to practice law in the State of New York. Mr. Schulte serves as Chairman of the American Seniors Housing Association, an industry trade group based in Washington, D.C.

     Robert J. Rudnik. Robert J. Rudnik has served as Executive Vice President, General Counsel and Secretary of the Company since July 1997 and as a director of the Company since December 1999. Mr. Rudnik also serves as Executive Vice President, General Counsel and Secretary of Prime. Mr. Rudnik has served in such capacity for Prime since 1984. Mr. Rudnik is licensed to practice law in the State of Illinois and is a member of the bar in the State of Florida.

     Wayne D. Boberg. Wayne D. Boberg has served as a director of the Company since May 1997. Mr. Boberg is licensed to practice law in the State of Illinois and has been a partner of the law firm of Winston & Strawn since 1985, specializing in the representation of corporate clients in connection with capital transactions and acquisitions.

     William B. Doniger. William B. Doniger has served as Vice President of Purchaser and member of the Operating Committee and Vice President and a director of Acquisition Sub since July 2000 and director of the Company since May 2000. Mr. Doniger has also been a Managing Director of the Manager since 1998. He worked for BCF from January 1996 through December 1997 and prior to that he worked in the structured finance group at Thacher Proffitt & Wood.

     Wesley R. Edens. Wesley R. Edens has served as a director of the Company since May 2000. He has served as Chief Executive Officer of the Manager since April 1998 and Fortress since December 1, 1999; Chairman of the Board of Directors of Fortress since June, 1998. He co-founded the Manager in April 1998 with Messrs. Kauffman, Nardone and Nygaard, having previously been head of the Global Principle Finance Group ("GPF") of UBS Securities, LLC ("UBS"), as well as a Managing Director of UBS. Prior to joining GPF in 1997, he was a partner and Managing Director of BlackRock Financial Management, Inc. ("BFM") and the Chief Operating Officer of BlackRock Asser Investors ("BAI"). In addition, he was formerly a partner and Managing Director of Lehman Brothers.

     Dr. Bruce L. Gewertz. Dr. Bruce L. Gewertz has served as a director of the Company since May 1997. Dr. Gewertz has served as The Dallas B. Phemister Professor and Chairman, Department of Surgery since 1992, and served as the first Faculty Dean of Medical Education from 1989 to 1992, at the University of Chicago Pritzker School of Medicine. Dr. Gewertz is Editor of the Journal of Surgical Research and serves on the Editorial Board of Annals of Vascular Surgery.

     Darryl W. Hartley-Leonard. Darryl W. Hartley-Leonard has served as a director of the Company since May 1997. Mr. Hartley-Leonard is Chairman of the Board and Chief Executive Officer of Production Group International, Inc., an event production agency, Chairman of the Board and Partner of Metropolitan Hotel Corporation, a hotel company in the long term stay/suite hotel business directed at the upscale market, a founding partner of H-LK Partners, a hotel development and management company, and Chairman of the Board and Partner of Cohabaco Cigar Co., a nationwide cigar distribution company. Mr. Hartley-Leonard retired as Chairman of the Board of Hyatt Hotels Corporation in 1996 after a 32-year career with Hyatt and its diversified affiliates. Mr. Hartley-Leonard also serves on the Board of Directors of LaSalle Partners, The United States Committee for UNICEF and Evanston Northwestern Healthcare.

     Mark H. Tabak. Mark H. Tabak has served as a director of the Company since May 1999. Mr. Tabak is the Managing Partner of Healthcare Capital Partners and President and Chief Executive Officer of International Managed Care Advisors, Inc. From September 1993 to July 1996, Mr. Tabak was the President of AIG Managed Care Inc., a subsidiary of American International Group ("AIG"). Prior to joining AIG, he served as President and Chief Executive Officer of Group Health Plan, and he was President of Health America Development Corporation. Mr. Tabak also founded Clinical Pharmaceuticals, Inc. Mr. Tabak is a member of the Board of Directors of Ceres Group, Inc., an insurance holding company, ESC Medical

Systems, Ltd., a medical equipment manufacturer, and United Payors & United Providers, Inc., a health care provider network.

     Paul H. Warren. Paul H. Warren has served as a director of the Company since May 1999. Mr. Warren co-founded Capital Z Partners in August 1998. From April 1994 to August 1998, Mr. Warren was a partner in Insurance Partners, L.P., a limited partnership organized in 1994 to make investments in property and casualty insurers, life and health insurers, healthcare services firms and related insurance businesses. In addition, Mr. Warren serves as a director of Healthextras, LLC, Corporate Health Dimensions, Provincia Salud, Provincia A.R.T. and United Payors & United Providers, Inc.

     R. Stanley Young. R. Stanley Young has served as Executive Vice President, Chief Financial Officer and Treasurer of the Company since December 1999. From August 1998 to December 1999, Mr. Young was Senior Vice President-Finance and Treasurer of the Company. From 1987 to 1998, Mr. Young was a partner of KPMG LLP. Mr. Young is a certified public accountant.

     David J. Schaus. David J. Schaus has served as Senior Vice
President -- Sales and Marketing of the Company since April 2000. From August 1998 to April 2000, Mr. Schaus served as Senior Vice President -- Human Services of the Company. From January 1997 to August 1998, Mr. Schaus was a principal in the firm of Workplace Dynamics, Inc., a human resources consulting firm, and from August 1989 to January 1997, served as Senior Vice President and Managing Director of Dain Rauscher, a financial services broker-dealer. Prior to joining the Company, Mr. Schaus had over 20 years of management experience.

     Stephan T. Beck. Stephan T. Beck has served as Senior Vice
President -- Operations of the Company since May 1999 and Vice
President -- Operations of the Company from May 1997 to May 1999. From January 1993 to May 1997, Mr. Beck was employed by Prime, most recently serving as Corporate Director of Operations of its Senior Housing Division. Prior to joining Prime, Mr. Beck was employed by Classic Residence by Hyatt as Executive Director of the Company's Hallmark facility, which was then managed by Classic Residence by Hyatt, from August 1990 to December 1992.

     Matthew F. Whitlock. Matthew F. Whitlock has served as Vice
President -- Acquisitions of the Company since May 1997. From August 1996 to May 1997, Mr. Whitlock was employed by Prime in its Senior Housing Division as Director of Acquisitions. Prior to joining Prime, Mr. Whitlock was employed by the Forum Group, previously one of the largest operators of senior and assisted living facilities, as an acquisition specialist from August 1995 to July 1996. Mr. Whitlock was a principal with Concordia Group, a senior and assisted living consulting firm, from June 1991 to July 1995.

     Sheryl A. Wolf. Sheryl A. Wolf has served as Vice President -- Controller of the Company since May 1999 and Controller of the Company from May 1997 to May 1999. From September 1991 to May 1997, Ms. Wolf was employed by Prime, most recently serving as Corporate Director of Finance of its Senior Housing Division.

     Katherine P. Erickson. Katherine P. Erickson has served as Vice
President -- Marketing Services of the Company since March 1999. From 1995 to March 1999, Ms. Erickson was employed by Alterra Healthcare Corporation as their Corporate Director of Marketing and was later promoted to Vice President of Marketing. From 1988 to 1995, Ms. Erickson was employed by Prime as a marketing counselor in its Senior Housing division and later was promoted to Vice President of Marketing.

     John H. Mertz, Jr. John H. Mertz, Jr. has served as Vice
President -- Project Finance of the Company since April 1999. From 1985 to 1995, and again from 1998 to March 1999, Mr. Mertz served as Vice President in the Commercial Real Estate Services Group of Bank of America (formerly Continental
Bank). From 1995 to 1998, Mr. Mertz was an independent futures trader at the Chicago Board of Trade.

     Paul N. Nigro. Paul N. Nigro has served as Vice President - Information Technology of the Company since June 2000. From August 1997 to May 2000, Mr. Nigro served as Director - Information Technology of the Company. Prior to joining the Company, Mr. Nigro was employed by Motels of America, Inc., a real estate development and management company ("MAI"). From June 1992 to August 1996, Mr. Nigro served as Manager - MIS of MAI and, from August 1996 to August 1997, as Director - Information Technology of MAI. Mr. Nigro is a certified public accountant.

COMPANY BOARD MEETINGS AND COMMITTEES

     The Company Board has established an Audit Committee, an Executive Committee, a Compensation Committee and a Committee of Independent Directors.

     Audit Committee. The members of the Audit Committee consist of Dr. Gewertz and Messrs. Boberg, Hartley-Leonard, Tabak and Doniger. The Audit Committee, among other things, makes recommendations concerning the engagement of independent auditors, reviews the results and scope of the annual audit and other services provided by the Company's independent auditors and reviews the adequacy of the Company's internal accounting controls.

     Executive Committee. The members of the Executive Committee consist of Messrs. Schulte, Warren, and Edens. The Executive Committee has been granted certain authority to acquire and dispose of real property and the power to authorize, on behalf of the Company Board, the execution of certain contracts and agreements, including those related to certain borrowings by the Company. The Executive Committee generally meets monthly (or more frequently if necessary) and all actions by the committee are reported at the next meeting of the Company Board.

     Compensation Committee. The members of the Compensation Committee consist of Dr. Gewertz and Messrs. Hartley-Leonard, Warren and Edens. The Compensation Committee makes recommendations to the Company Board concerning salary and bonus compensation and benefits for executive officers of the Company. In addition, the Compensation Committee has the power and authority to implement and administer the Brookdale Living Communities, Inc. Stock Incentive Plan (the "1997 Stock Incentive Plan"), the 1998 Brookdale Living Communities, Inc. Stock Incentive Plan (the "1998 Stock Incentive Plan") and the 1999 Brookdale Living Communities, Inc. Stock Incentive Plan, as amended (together with the 1997 Stock Incentive Plan and the 1998 Stock Incentive Plan, the "Stock Incentive Plans").

     Independent Committee. The members of the Independent Committee consist of Dr. Gewertz and Messrs. Boberg and Hartley-Leonard. The Independent Committee was established to consider and approve or reject, on behalf of the Company Board, any proposed transactions between the Company and any of its affiliates, stockholders, directors, officers or employees.

     During the fiscal year ended December 31, 1999, the Audit Committee held two meetings, the Compensation Committee held three meetings, the Independent Committee held no meetings and the Company Board held six meetings, and each member of the Company Board and applicable committees thereof participated in at least 75% of all Company Board and applicable committee meetings held during the period for which he was a director.

COMPENSATION OF DIRECTORS

     The Company pays its directors who are not employees of the Company a fee for their services as directors. Such persons receive annual compensation of $12,000 plus a fee of $1,000 for attendance at each meeting of the Company Board and $500 for attendance at each committee meeting. The members of the Company Board receive reimbursement of all travel and lodging expenses related to their attendance at both Company Board and committee meetings. In addition, beginning on April 10, 2000, the compensation of the directors serving on the Independent Committee was increased to $10,000 each per month (pro rated at $7,500 each in April 2000) until the proposed transaction with Fortress is completed or the related exploration of strategic alternatives is completed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company Board, which is composed entirely of non-employee directors, is charged with determining compensation for the Company's executive officers. Dr. Bruce L.

Gewertz and Messrs. Darryl W. Hartley-Leonard, Paul H. Warren and Wesley R. Edens currently serve on the Compensation Committee.

     During the year ended December 31, 1999, no executive officer of the Company served as a member of (i) the compensation committee of another entity, one of whose executive officers served on the Company's Compensation Committee,
(ii) the Board of Directors of another entity, one of whose executive officers served on the Company's Compensation Committee, or (iii) the compensation committee of another entity, one of whose executive officers served as a member of the Company Board.

PRINCIPAL SECURITY HOLDERS OF THE COMPANY

     The following table sets forth certain information with respect to beneficial ownership of the Company Common Stock as of June 30, 2000 (i) by each director of the Company; (ii) by the Chairman of the Board, President and Chief Executive Officer and each of the five other persons who were the most highly compensated executive officers of the Company in 1999 (the "named executive officers"); and (iii) by all directors and executive officers of the Company as a group, in each case based on reports filed by such persons with the SEC, and by persons believed by the Company to be the beneficial owners of more than 5% of the Company Common Stock.

                                                                COMPANY COMMON STOCK
                                                              -------------------------
                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL    PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                       OWNERSHIP(2)     CLASS
---------------------------------------                       ------------   ----------
Fortress Brookdale Acquisition LLC(3).......................   9,483,802        58.6%
Health Partners(4)..........................................   5,479,452        33.9
Goldman Sachs Asset Management(5)...........................   1,117,100        11.3
Delaware Management Holdings, Inc.(6).......................     952,500         9.6
Becker Capital Management, Inc.(7)..........................     783,450         7.9
Commonwealth of Pennsylvania, Public School Employees
  Retirement System(8)......................................     629,600         6.3
Mark J. Schulte(9)..........................................     454,958         4.5
Darryl W. Copeland, Jr.(10).................................     209,500         2.1
Wayne D. Boberg(11).........................................       8,250           *
Dr. Bruce L. Gewertz(12)....................................       4,950           *
Darryl W. Hartley-Leonard(13)...............................       7,750           *
Robert J. Rudnik(14)........................................     167,284         1.7
Mark H. Tabak...............................................          --          --
Paul H. Warren..............................................          --          --
Stephan T. Beck(15).........................................      19,500           *
Matthew F. Whitlock(16).....................................      20,525           *
R. Stanley Young(17)........................................      12,750           *
Executive officers and directors as a group (17
  persons)(18)..............................................     734,417         7.2

---------------

  *  Less than 1%.

 (1) All of the directors and executive officers of the Company may be contacted c/o Brookdale Living Communities, Inc., 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611.

 (2) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person (which includes shares as to which such person has the right to acquire voting and/or investment power within 60 days) as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

 (3) Based in part on a Schedule 13D filed with the SEC on May 22, 2000 by Fortress. The Schedule 13D indicates that Fortress beneficially owns 4,004,350 shares of Company Common Stock solely in its capacity as the sole member of Fortress Brookdale Acquisition LLC. The address of Fortress is 1301 Avenue of the Americas, New York, New York 10019. Also includes shares of Company Common Stock issuable upon conversion of the Convertible Note.

 (4) Health Partners is the holder of the $100,000,000 5 1/2% Convertible Subordinated Note due 2009 issued by the Company, which is convertible into 5,479,452 shares of Company Common Stock. The address of Health Partners is 54 Thompson Street, New York, New York 10012.

 (5) Based on a Schedule 13G/A filed with the SEC on June 12, 2000 by Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co. ("GSAM"). The Schedule 13G/A indicates that GSAM (i) is an investment advisor and (ii) beneficially owns 1,117,100 shares of Company Common Stock. GSAM disclaims beneficial ownership of the shares of Company Common Stock beneficially owned by (i) any client accounts with respect to which it or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which its affiliate is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than GSAM. The address of GSAM is 1 New York Plaza, New York, New York 10004.

 (6) Based on a Schedule 13G/A filed with the SEC on February 10, 2000 by Delaware Management Holdings, Inc. and certain of its affiliates ("DMHI"). The Schedule 13G/A indicates that DMHI beneficially owns 952,500 shares of Company Common Stock. The address of DMHI is 2005 Market Street, Philadelphia, Pennsylvania 19103.

 (7) Based on a Schedule 13G filed with the SEC on February 2, 2000 by Becker Capital Management, Inc. ("BCMI"). The Schedule 13G indicates that BCMI beneficially owns 783,450 shares of Company Common Stock. The Schedule 13G indicates that the Company Common Stock is owned by advisory clients of BCMI, and BCMI disclaims beneficial ownership of the Company Common Stock. The address of BCMI is 1211 SW Fifth Avenue, Suite 2185, Portland, Oregon 97204.

 (8) Based on a Schedule 13G filed with the SEC on February 15, 2000 by the Commonwealth of Pennsylvania, Public School Employees Retirement System ("CoP"). The Schedule 13G indicates that CoP beneficially owns 629,600 shares of Company Common Stock. The address of CoP is 5 North 5th Street, Harrisburg, Pennsylvania 17101.

 (9) Includes 311,707 shares of Company Common Stock held directly by Mr. Schulte and 143,251 shares issuable upon the exercise of stock options held by Mr. Schulte that are exercisable as of or within 60 days of June 30, 2000.

(10) Includes 12,000 shares of Company Common Stock held directly by Mr. Copeland and 197,500 shares issuable upon the exercise of stock options held by Mr. Copeland that are exercisable as of or within 60 days of June 30, 2000. On December 6, 1999, Mr. Copeland resigned from the Company. Mr. Copeland is included herein as a "named executive officer" pursuant to SEC Regulation S-K, Item 402(a)(3)(iii).

(11) Includes 2,500 shares of Company Common Stock held directly by Mr. Boberg and 5,750 shares issuable upon the exercise of stock options held by Mr. Boberg that are exercisable as of or within 60 days of June 30, 2000.

(12) Includes 866 shares of Company Common Stock held directly by Dr. Gewertz and 4,084 shares issuable upon the exercise of stock options held by Dr. Gewertz that are exercisable as of or within 60 days of June 30, 2000.

(13) Includes 2,000 shares of Company Common Stock held directly by Mr. Hartley-Leonard and 5,750 shares issuable upon the exercise of stock options held by Mr. Hartley-Leonard that are exercisable as of or within 60 days of June 30, 2000.

(14) Includes 127,284 shares of Company Common Stock held directly by Mr. Rudnik and 40,000 shares issuable upon the exercise of stock options held by Mr. Rudnik that are exercisable as of or within 60 days of June 30, 2000.

(15) Includes 19,500 shares of Company Common Stock issuable upon the exercise of stock options held by Mr. Beck that are exercisable as of or within 60 days of June 30, 2000.

(16) Includes 1,025 shares of Company Common Stock held directly by Mr. Whitlock and 19,500 shares issuable upon the exercise of stock options held by Mr. Whitlock that are exercisable as of or within 60 days of June 30, 2000.

(17) Includes 12,750 shares of Company Common Stock issuable upon the exercise of stock options held by Mr. Young that are exercisable as of or within 60 days of June 30, 2000.

(18) Includes 447,082 shares of Company Common Stock held directly or indirectly by executive officers and directors as a group and 287,335 shares issuable upon the exercise of stock options held by executive officers and directors as a group that are exercisable as of or within 60 days of June 30, 2000.

                       COMPENSATION OF EXECUTIVE OFFICERS

     Prior to the completion of its initial public offering on May 7, 1997, the Company did not pay any compensation to its officers. The following table sets forth the compensation earned for the period from May 7, 1997 to December 31, 1997 and for the years ended December 31, 1998 and December 31, 1999 with respect to the named executive officers.

                                                                           LONG-TERM
                                            ANNUAL COMPENSATION           COMPENSATION
                                       ------------------------------     ------------          OTHER
NAME AND PRINCIPAL POSITION            YEAR     SALARY       BONUS          OPTIONS        COMPENSATION(1)
---------------------------            ----   ----------   ----------     ------------     ---------------
Mark J. Schulte......................  1999     $266,667     $ 93,135(2)    10,000(3)          $2,500
  President and                        1998      275,000           --       49,500(4)(5)        2,500
  Chief Executive Officer              1997      173,937          203      175,000(3)              --
Darryl W. Copeland, Jr.(6)...........  1999      282,917       84,668(2)    10,000(4)           2,500
  Executive Vice President and         1998      250,000           --       45,000(4)           2,500
  Chief Financial Officer              1997      159,134      150,100(7)   250,000(3)           2,375
Stephan T. Beck......................  1999      158,334       49,851        1,000(4)           2,500
  Senior Vice                          1998      116,667       52,302        1,000(4)           2,112
  President -- Operations              1997       63,252       12,150       25,000(4)             491
Robert J. Rudnik.....................  1999      179,167       30,239(2)          --               --
  Executive Vice President,            1998      141,667       25,000       35,000(4)              --
  General Counsel and Secretary        1997       50,903(8)        217      30,000(3)              --
Matthew F. Whitlock..................  1999      191,250       84,550        1,000(4)           2,500
  Vice President -- Acquisitions       1998       95,000      260,340        1,000(4)           2,500
                                       1997       60,087      116,651       25,000(3)           2,142
R. Stanley Young.....................  1999      214,167       14,167(2)     1,000(4)           2,500
  Executive Vice President,            1998      101,846(9)         --      25,000(3)              --
  Chief Financial Officer and
    Treasurer

---------------

 (1) Consists of annual Company matching contributions to the Brookdale Living Communities, Inc. Retirement Savings Plan.

 (2) Consists of amounts of principal and interest forgiven on promissory notes issued in lieu of bonuses.

 (3) Granted pursuant to the 1997 Stock Incentive Plan.

 (4) Granted pursuant to the 1998 Stock Incentive Plan.

 (5) Granted in lieu of a bonus to which the executive officer was entitled pursuant to his Employment Agreement.

 (6) On December 6, 1999, Mr. Copeland resigned from the Company.

 (7) Mr. Copeland received a signing bonus of $150,000 from the Company in May 1997.

 (8) Mr. Rudnik joined the Company in July 1997.

 (9) Mr. Young joined the Company in August 1998.

OPTION GRANTS IN 1999

     The following table shows all options to purchase Company Common Stock granted to each of the named executive officers of the Company in 1999. The table also shows the potential value of such grants if the Company Common Stock appreciates at compounded annual rates of 5% and 10% over the remaining term of the option from the grant date stock price. The 5% and 10% rates of appreciation based on the grant date stock price are required to be disclosed by the rules of the SEC and are not intended to forecast potential future appreciation, if any, in the price of the Company Common Stock. The Company did not use an alternative present value formula permitted by the rules of the SEC because, in the Company's view, potential future unknown or volatile factors result in there being no such formula that can determine with reasonable accuracy the present value of such option grants.

                                                                                       POTENTIAL REALIZABLE
                                                                                         VALUE AT ASSUMED
                                              INDIVIDUAL GRANTS                       ANNUAL RATES OF STOCK
                           --------------------------------------------------------     PRICE APPRECIATION
                                            % OF TOTAL                                   FOR OPTION TERM
                                           OPTIONS/ SARS                                  BASED ON GRANT
                                            GRANTED TO     EXERCISE OR                   DATE STOCK PRICE
                           OPTIONS/ SARS   EMPLOYEES IN    BASE PRICE    EXPIRATION   ----------------------
NAME                        GRANTED(#)      FISCAL YEAR     ($/SH)(1)       DATE        5%($)       10%($)
----                       -------------   -------------   -----------   ----------   ---------   ----------
Mark J. Schulte..........     10,000(2)         9.39%        $14.28       05/20/09     $89,806     $227,586
Darryl W. Copeland,
  Jr. ...................     10,000(3)         9.39          14.28       05/20/09      89,806      227,586
Stephan T. Beck..........      1,000(2)         0.94          14.28       05/20/09       8,981       22,759
Robert J. Rudnik.........         --              --             --             --          --           --
Matthew F. Whitlock......      1,000(2)         0.94          14.28       05/20/09       8,981       22,759
R. Stanley Young.........      1,000(2)         0.94          14.28       05/20/09       8,981       22,759

---------------

(1) Based on the average closing stock price for the five business days preceding the grant date. The exercise price for the options is generally payable in cash or, in certain circumstances, by the surrender, at fair market value on the date on which the option is exercised, of shares of Company Common Stock.

(2) Options vest, subject to certain conditions being met, at the rate of 25% per year over four years following the grant date, commencing on the first anniversary of the grant date.

(3) As a result of the termination of Mr. Copeland's employment with the Company on December 6, 1999, all 10,000 options to purchase shares of Company Common Stock were forfeited prior to such options becoming exercisable.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with each of Messrs. Schulte and Whitlock. The agreements with Messrs. Schulte and Whitlock (the "Employment Agreements") generally provide that each shall devote substantially all of their business time to the operation of the Company. The term of the Employment Agreement for Mr. Schulte has been automatically renewed to May 7, 2001, while the Employment Agreement for Mr. Whitlock provides for a term expiring on January 31, 2001. The terms of the Employment Agreements are automatically extended for one-year terms unless either the Company or the executive officer provides the other with at least 30 days' prior written notice that such term shall not be extended.

     The Employment Agreement with Mr. Schulte provides for an annual bonus of up to 100% of the base salary based on certain performance criteria. The Employment Agreement with Mr. Whitlock provides for annual bonuses based on certain performance criteria. If either of such Employment Agreements is terminated by the Company "without cause" or, with respect to Mr. Schulte, due to disability, the executive so terminated will be entitled to a lump sum payment. With regard to Mr. Whitlock, such lump sum payment will be an amount equal to six months' base salary. With regard to Mr. Schulte, he will receive a lump sum payment equal to the base salary for one year plus a pro rata portion of the annual bonus payable under his Employment Agreement. Mr. Schulte may terminate his Employment Agreement and be entitled to approximately two times his annual compensation and bonus in the event of a "change in control" of the

Company and, in connection therewith, a material diminution of his duties and responsibilities or compensation. In the event Mr. Schulte voluntarily terminates his employment with the Company "without good reason" or in the event the Company terminates his employment "with cause," he will be subject to a non-compete covenant that has a term of two years.

     The Employment Agreements provide for base salaries of $350,000 for Mr. Schulte and $200,000 for Mr. Whitlock.

                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee makes recommendations to the Company Board concerning salary and bonus compensation and benefits for executive officers of the Company. In addition, the Compensation Committee has the power and authority to implement and administer the Company's Stock Incentive Plans. The current members of the Compensation Committee are Dr. Gewertz and Messrs. Hartley-Leonard, Warren and Edens.

     The purpose of the Company's executive compensation programs is to attract and retain highly qualified individuals while providing the economic incentive necessary to achieve the Company's performance goals. The Company intends to maintain executive compensation policies, plans and programs that will reward executive officers, provide incentives for the achievement of the Company's operating and financial objectives and, consequently, maximize stockholder value. The Compensation Committee believes that, through their ownership of equity interests in the Company (through ownership of Company Common Stock and options), the financial interests of the Company's executive officers are closely aligned with the financial interests of the Company's stockholders.

     While the Compensation Committee will continue to evaluate the executive compensation practices of the Company's industry peer group as an important factor in determining executive compensation, the Company's achievement of its performance goals and the contribution of executive officers to such achievement will greatly influence whether the Company's compensation programs remain at or exceed the median of its peer group. The peer group of companies identified by the Compensation Committee is further described in the Performance Graph presented below in this Proxy Statement.

     The Company's executive compensation programs consist of the following components:

          (a) employment agreements with certain of its most senior executive officers setting base salaries at fixed levels, subject to discretionary increases determined by the Compensation Committee, and containing such other provisions sufficient to attract and retain executive officers capable of contributing to the Company's performance objectives;

          (b) annual performance bonuses based on certain performance criteria;

          (c) stock options with scheduled vesting periods to align the interests of the executive officers with those of the Company's stockholders; and

          (d) participation in other benefit programs generally available to Company employees.

BASE SALARIES

     The Company has entered into Employment Agreements with Messrs. Schulte, the Chairman of the Board, President and Chief Executive Officer of the Company, and Whitlock, the Vice President-Acquisitions of the Company. Pursuant to his Employment Agreement, Mr. Schulte's base salaries for the periods from January 1, 1999 to April 24, 1999 and from April 25, 1999 to December 31, 1999 were $275,000 and $350,000 respectively. Pursuant to his Employment Agreement, Mr. Whitlock's base salaries for the periods from January 1, 1999 to January 31, 1999 and from February 1, 1999 to December 31, 1999 were $95,000 and $200,000, respectively. See "Employment Agreements." The Employment Agreement for Mr. Copeland was terminated as of December 6, 1999. As provided in the Employment Agreements, annual base salary increases may be made at the discretion of the Compensation Committee based on individual performance reviews.

     Other elements of the Employment Agreements that serve to retain such senior executive officers include non-competition provisions that under certain circumstances extend for a specified time beyond the term of employment. The Employment Agreement of Mr. Schulte generally prohibits Mr. Schulte from directly or indirectly competing with the business of the Company during the term of employment and for a two-year period after termination "with cause" by the Company or termination "without good reason" by Mr. Schulte. See "Employment Agreements".

PERFORMANCE BONUSES

     Performance bonuses for certain senior executive officers are contained in their respective Employment Agreements. Mr. Schulte receives bonuses based on the achievement of the Company's annual business plan as reflected in the Company's audited financial statements. These bonuses may be no greater than 100% of his base salary. In addition, Mr. Schulte is eligible for discretionary bonuses of no more than 20% of his base salary based on corporate or individual performance goals that may be established by the Company Board or the Compensation Committee from time to time. Mr. Whitlock is entitled to receive a performance bonus based upon property acquisitions of the Company. Certain other executive officers are eligible for performance bonuses based on the achievement of certain performance goals. Pursuant to these bonus plans, Messrs. Beck and Whitlock received performance bonuses of $49,851 and $84,550, respectively, in 1999. In lieu of the amounts due to Messrs. Schulte, Copeland, Rudnik and Young as bonuses, the Company made loans to each in the amounts of $154,000, $140,000, $50,000 and $23,425, respectively. As of December 31, 1999, interest and principal payments in amounts equal to $93,135, $92,360, $30,239 and $14,167 were forgiven by the Company for each of Messrs. Schulte, Copeland, Rudnik and Young, respectively.

STOCK OPTIONS

     On May 20, 1999, the Company granted stock options to each of Messrs. Schulte, Beck, Whitlock and Young, the other executive officers of the Company and certain other key employees. Messrs. Schulte, Beck, Whitlock and Young were granted options to purchase 10,000, 1,000, 1,000 and 1,000 shares of Company Common Stock, respectively, under the 1997 Stock Incentive Plan and the 1998 Stock Incentive Plan. The options vest at the rate of 25% per year over four years following the grant date, commencing on the first anniversary of the grant date. The Compensation Committee believes the options granted under the Stock Incentive Plans will continue to align the interests of the Company's executive officers with those of the Company's stockholders by emphasizing long-term stock ownership and increases in stockholder value.

OTHER BENEFITS

     The Company has established the Brookdale Living Communities, Inc. Retirement Savings Plan (the "401(k) Plan") for all employees of the Company that meet minimum employment criteria. The 401(k) Plan provides that participants may defer up to 15% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. The Company makes matching contributions of 25% of the employees' contributions to the 401(k) Plan. Employees' contributions vest immediately, while the Company's contributions vest over five years.

COMPENSATION DEDUCTIBILITY POLICY

     The Internal Revenue Code of 1986, as amended (the "Code"), limits the ability of a publicly-held corporation such as the Company to deduct compensation in excess of $1,000,000 per individual, other than certain performance-based compensation. It is the Company's policy to take this rule into account in setting the compensation of its affected executives. The Company does not expect to be denied any deduction under Section 162(m) of the Code for compensation paid during its taxable year ended December 31, 1999. The Stock Incentive Plans were structured with the intention that compensation attributable to options granted thereunder would not be subject to the Section 162(m) limitation. Based upon Department of Treasury regulations, bonuses payable to the Company's executives under their present employment agreements and compensation attributable to options granted under the Stock Incentive Plans may be considered as compensation subject to the Section 162(m) limitation. Accordingly, it is possible that in some future year some portion of the compensation to a Company executive will not be tax deductible under Section 162(m). This will depend upon the market price of the Company's shares on the date options are exercised and the number of options exercised in any one taxable year.

                             COMPENSATION COMMITTEE

                              DR. BRUCE L. GEWERTZ
                           DARRYL W. HARTLEY-LEONARD
                                 PAUL H. WARREN
                                WESLEY R. EDENS

                               PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return on the Company Common Stock from May 2, 1997, the date the Company Common Stock began trading on the Nasdaq National Market, through December 31, 1999, with the cumulative total return of the S&P Composite--500 Stock Index, the Nasdaq Composite Index, the Russell 2000 Index and the Company's Peer Group (as defined below*). The stock price performance assumes an initial investment of $100.00 on May 2, 1997 and the reinvestment of any dividends.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
                        MAY 2, 1997 TO DECEMBER 31, 1999

                              [PERFORMANCE GRAPH]

                                                                          DECEMBER 31,
                                                         MAY 2,    ---------------------------
                                                          1997      1997      1998      1999
                                                         -------   -------   -------   -------
Brookdale Living Communities, Inc. ....................  $100.00   $150.00   $169.56   $107.60
Company's Peer Group...................................   100.00    139.14    138.89     37.47
S&P 500................................................   100.00    122.56    157.59    190.74
Russell 2000 Index.....................................   100.00    128.56    125.29    151.92
NASDAQ Composite Index.................................   100.00    124.95    176.07    318.08

---------------
 * The Company's Peer Group is composed of selected assisted living companies. These companies are Alterra Healthcare Corporation, American Retirement Corporation, Assisted Living Concepts, Inc., ARV Assisted Living, Inc., Balanced Care Corporation, Carematrix Corporation, Capital Senior Living Corporation, Emeritus Corporation, Grand Court Lifestyles, Inc., Greenbriar Corporation, Regent Assisted Living, Inc. and Sunrise Assisted Living, Inc.

                               OTHER INFORMATION

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of the ownership and changes in the ownership (Forms 3, 4 and 5) with the SEC. Officers, directors and beneficial owners of more than 10% of the Company's stock are required by SEC regulation to furnish the Company with copies of all such forms that they file.

     Based solely on the Company's review of the copies of Forms 3, 4 and 5 and the amendments thereto received by it for the period ended December 31, 1999, or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, the Company believes that during the period ended December 31, 1999, no reportable transactions were reported late except that (a) Darryl W. Copeland, Jr. reported (i) the sale to the Company of Mr. Copeland's option to purchase 100,000 shares of Company Common Stock from Prime and (ii) the sale to the Company by Mr. Copeland of his option to purchase 25,000 shares of Company Common Stock from Prime Group, III, L.P. on December 7, 1999 on a Form 4 filed on February 14, 2000 and (b) Michael W. Reschke reported the transfer from Prime Group Limited Partnership of 90,035 shares of Company Common Stock to an affiliate, Prime Group II, L.P., on January 26, 1999 on a Form 4 filed on May 10, 1999. With the following exceptions, based solely on the Company's review of the copies of reports on Form 3, 4 or 5 and the amendments thereto received by it for the period ended December 31, 1999, no reports on Form 3, 4 or 5 required to be filed for such period were late other than one Form 4 filed by each of Michael W. Reschke and Darryl W. Copeland, Jr. and one Form 3 filed by each of John H. Mertz Jr., Katherine P. Erickson, Mark H. Tabak and Paul H. Warren.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Management Agreement

     On May 7, 1997, the Company entered into a management agreement with an affiliate of Prime ("Owner") with respect to the Island on Lake Travis facility. The term of the management agreement has been automatically renewed to April 30, 2001 and automatically renews on an annual basis unless and until terminated. The Company is paid a monthly fee of 5.0% of the gross revenues of such facility for each month and reimbursement of expenses. The management agreement may be terminated by Owner only for cause as set forth in the management agreement during its initial term and upon 60 days' advance written notice at any time after the expiration of the initial term or any renewal term. The Company may terminate the management agreement at any time upon 60 days' advance notice.

  Office Lease

     On September 25, 1997, the Company entered into a five-year lease (the "Office Lease"), which commenced October 1, 1997, for its corporate office with 77 West Wacker Limited Partnership (the "Landlord"), a partnership which is currently owned by Prime Group Realty Trust, the publicly traded successor of the office and industrial divisions of Prime. The original Office Lease provided for the lease by the Company of approximately 13,500 square feet of office space on the 48th floor, with base rent of $18.50 per square foot escalating at $0.75 per square foot at each anniversary of the commencement date. On October 2, 1997, in connection with the signing of the Office Lease, the Company received a $404,000 cash payment from the Landlord for tenant improvements which are amortized over the term of the Office Lease.

     On March 17, 1998, the Company and the Landlord amended the Office Lease, pursuant to which the Company and the Landlord agreed (i) to relocate the Company's corporate office from the 48th floor to the 44th floor effective April 24, 1998, (ii) to increase the space leased by the Company to approximately 22,600 square feet and (iii) to extend the term of the Office Lease until April 30, 2005. The base rent under the amended Office Lease continued to be $18.50 per square foot, escalating $0.75 per square foot on each May 1 of the term commencing May 1, 1999. In consideration for executing the amendment of the Office

Lease, the Company received a $452,000 cash payment from the Landlord for tenant improvements which are amortized over the term of the amended Office Lease.

     On September 30, 1999, the Office Lease was amended, and the Office Lease was terminated effective February 29, 2000. Also on September 30, 1999, the Company entered into a ten-year office lease for approximately 30,000 square feet of new corporate office space in a building owned by a partnership controlled by Prime Group Realty Trust. The operating lease provides for the payment of approximately $2,100,000 to the Company to pay certain tenant improvement costs and requires the payment of base rent at $16.50 per square foot, escalating $0.75 per square foot on each March 1 of the term commencing March 1, 2000, plus operating expenses (as defined in the office lease). As of March 1, 2000, the Company's corporate office is located at 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60611 (and was formerly located at 77 West Wacker Drive, Suite 4400, Chicago, Illinois 60601).

  Insurance Brokerage and Risk Management Services with Thilman & Filippini, LLC

     The Company has an ongoing business relationship with respect to insurance brokerage and risk management services with Thilman & Filippini, LLC, a limited liability company in which Thomas W. Filippini is an indirect member. Mr. Filippini is the brother-in-law of Robert J. Rudnik, a Company Board member and Executive Vice President, General Counsel and Secretary of the Company. Thilman & Filippini, LLC receives commissions and fees in connection with the payment by the Company of premiums on certain of its insurance policies arranged on behalf of the Company and in connection with providing certain risk management services for the Company.

  Convertible Subordinated Note due 2009

     On May 14, 1999, the Company closed the sale of the Convertible Note in a private placement pursuant to a Note Purchase Agreement, dated as of April 27, 1999, between the Company and Health Partners, an investment vehicle sponsored by Capital Z Financial Services Fund II, L.P. ("Cap Z"). The Convertible Note is convertible at any time into shares of Company Common Stock at an initial conversion price of $18.25 per share.

     Pursuant to the Health Partners Stockholders Agreement entered into in connection with the private placement of the Convertible Note, the Company appointed to the Company Board Paul H. Warren, a partner of Cap Z, as a Class I director, and Mark H. Tabak, a partner of Health Partners, as a Class II director.

  Fortress Stock Purchase Agreement

     On May 18, 2000 Fortress completed the purchase of the Prime Shares, covering 4,004,350 shares, or approximately 40.3% of the outstanding Company Common Stock, at $15.00 per share pursuant to the Fortress Stock Purchase Agreement. In connection with the Stock Purchase Agreement, the Health Partners Stockholders Agreement was amended to provide, among other things, that Purchaser be subject to the provisions thereof.

     Mr. Reschke resigned from the Company Board and from his executive office of the Company, and the Company appointed Wesley R. Edens, the Chief Executive Officer of Fortress, as a Class III director of the Company Board, and William
B. Doniger, a member of the Operating Committee of Fortress, as a Class I director of the Company Board.

  Other Transactions

     Wayne D. Boberg, a director of the Company, is a partner of the law firm of Winston & Strawn, which has provided, and continues to provide, legal services to the Company. As of the date of this Proxy Statement, Mr. Boberg owns 2,500 shares of Company Common Stock and has options to acquire an additional 8,000 shares of Company Common Stock.

     Transactions between the Company and its officers, directors, stockholders and their affiliates require the approval of the Committee of Independent Directors of the Company Board.

                                                                         ANNEX B

                                                     Investment Banking
                                                     Corporate and Institutional
                                                     Client Group
                                                     World Financial Center
                                                     North Tower
                                                     New York, New York
                                                     10281-1330
[Merrill Lynch Logo]                                 212 449 1000

                                 July 26, 2000

Committee of Independent Directors
Board of Directors
Brookdale Living Communities, Inc.
330 North Wabash Avenue
Suite 1400
Chicago, IL 60611

Gentlemen:

     Brookdale Living Communities, Inc., a Delaware corporation (the "Company"), Fortress Registered Investment Trust, a Delaware business trust (the "Fortress"), Fortress Brookdale Acquisition LLC, a Delaware limited liability company (the "Purchaser") owned by Fortress, Health Partner, a Bermuda exempted partnership and certain of their respective affiliates, and FBZ Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Purchaser (the "Acquisition Sub"), propose to enter into an agreement (the "Agreement") pursuant to which the Purchaser will make a tender offer (the "Offer") for any and all shares of the Company's common stock, par value $0.01 per share, not already owned by Purchaser (the "Shares"), at $15.25 per Share, net to the seller in cash. The Offer is expected to commence on August 1, 2000. The Agreement also provides that, following consummation of the Offer, the Acquisition Sub will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $15.25, net in cash.

     You have asked us whether, in our opinion, the proposed all cash consideration to be received by the Company's stockholders (other than the Purchaser and its affiliates) in the Offer and the Merger, taken as a whole, is fair to such stockholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, furnished to us by the Company;

          (3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses
     (1) and (2) above, as well as the Company's business and prospects before and after giving effect to the Offer and Merger;

          (4) Reviewed the market prices and valuation multiples for the common stock of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

          (5) Reviewed the historical and projected results of operations of the Company;

          (6) Compared the proposed financial terms of the Offer and Merger with the financial terms of certain other transactions which we deemed to be relevant;

          (7) Reviewed the merger agreement, dated July 26, 2000, among the Company, the Purchaser, the Acquiror and the Acquisition Sub (the "Merger Agreement"); and

          (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available and have further relied on the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. In connection with the preparation of this opinion, we have not been authorized by the Company, the Board of Directors or its Committee of Independent Directors (the "Independent Committee") to solicit, nor have we solicited third-party indications of interest for the acquisition of the Company. We have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We express no opinion as to such financial forecast information or the assumptions on which they were based.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that the representations and warranties of each party to the Merger Agreement and all related documents or instruments contemplated thereby (collectively, the "Documents") are true and correct, that each party to the Documents will perform all covenants and agreements required to be performed by such party under the Documents and that all conditions to the consummation of the Offer and Merger will be satisfied without waiver thereof. We have also assumed that all necessary governmental, regulatory or other consents and approvals (contractual or otherwise), if any, will be obtained and that in the course of obtaining any such consents or approvals, no restrictions will be imposed or amendments or modifications made that would have a material adverse effect on the contemplated benefits of the Offer and Merger to the Company.

     We are acting as financial advisor to the Independent Committee in connection with the Offer and Merger and will receive a fee from the Company for our services, a portion of which fee is contingent upon the consummation of the Offer and Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financial services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the shares of the Company's common stock for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is solely for the use and benefit of the Independent Committee and the Board of Directors of the Company in its evaluation of the Offer and Merger and shall not be used for any other purpose. Our opinion does not address the merits of the underlying decision by the Company or the Purchaser to engage in the Offer and Merger and we are not expressing any opinion herein as to the prices at which any class of the Company's stock will trade following the announcement or consummation of the Offer and Merger.

     This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, stockholder or other equity holder of the Company, or any other party. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or any of its affiliates be made by the Company, the Purchaser or any of their affiliates, without the prior written consent of Merrill Lynch.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the proposed all cash consideration to be received by the Company's stockholders (other than the Purchaser and its affiliates), the Offer and Merger, taken as a whole, is fair from a financial point of view to the stockholders of the Company, other than Purchaser and its affiliates.

                                            Very truly yours,

                                            /s/ Merrill Lynch, Pierce,
                                              Fenner & Smith Incorporated